1. Q. Name and Address of Reporting Person

     A. Pamela K. Nelson

2. Q. Issuer Name and Ticker or Trading Symbol

     A. Standard Energy Corporation "STDE"

3.  Q. Social Security Number

     A. (Voluntary)

4.  Q. Statement for Month

     A. September, 2001

5.  Q. Amendment

     A. N/A

6.  Q. Relationship of Reporting Person

     A. Officer, Director, Vice President & Corp. Secretary

7.  Q. Individual or Joint Filing

     A. Form filed for one reporting person

8.  Q. Title of Security    Transaction Date Transaction Code

     A.  Common             9/25/01               S
         Common             9/26/01               S

         Amount          Acquired or Disposed     Price

         20,000             D                   $.10 p/s
         40,000             D                   $.10 p/s

          Amount of Securities Beneficially Owned at end of Month

                     2,732,100

          Ownership Forum

                     Direct